FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2003

INEOS GROUP HOLDINGS Plc

(Exact name of registrant issuer as specified in its charter)

INEOS HOLDINGS LIMITED

(Exact name of registrant guarantor as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Registration No: 333-87974

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes [   ]    No [X]

INEOS GROUP HOLDINGS CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
INEOS GROUP HOLDINGS CONSOLIDATED BALANCE SHEETS
INEOS GROUP HOLDINGS CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
INEOS GROUP HOLDINGS RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS
INEOS GROUP HOLDINGS NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
FORWARD-LOOKING STATEMENTS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SIGNATURES
SIGNATURES

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period
	Ended March 31,

	2002	2003

	(€ in millions)
Turnover	498.6	649.5
Cost of sales	(404.8)	(551.5)

Gross profit	93.8	98.0
Distribution costs	(38.1)	(38.6)
Administrative expenses	(13.2)	(11.7)
Exceptional administrative expenses	(2.2)	—

Operating profit	40.3	47.7
Share of operating profit of associate	—	0.1
Net interest payable	(15.7)	(15.2)

Profit on ordinary activities before taxation	24.6	32.6
Taxation on profit on ordinary activities	(7.1)	(2.8)

Profit on ordinary activities after taxation	17.5	29.8
Equity dividends	—	—

Profit for the financial period	17.5	29.8

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS

	December 31, 2002	March 31, 2003

	(Audited)	(Unaudited)

	(€ in millions)
Fixed assets
Investments	1.4	1.3
Tangible fixed assets	987.8	942.7
Intangible fixed assets	14.0	13.5
Negative goodwill	(282.3)	(264.8)

	720.9	692.7
Current assets
Cash at bank and in hand	108.9	85.4
Stocks	162.4	146.4
Debtors : amounts falling due within one year	326.3	410.3
Debtors : amounts falling due after one year	64.0	61.9

	661.6	704.0
Creditors : amounts falling due within one year	(439.9)	(448.5)

Net current assets	221.7	255.5
Total assets less current liabilities	942.6	948.2
Creditors : amounts falling due after one year	(786.1)	(776.9)
Provisions for liabilities and charges	(70.1)	(68.9)

Net assets	86.4	102.4

Capital and reserves
Share capital	17.7	17.7
Share premium	51.1	51.1
Profit and loss account	17.6	33.6

Equity shareholders’ funds	86.4	102.4

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Three-Month Period
	Ended March 31,

	2002	2003

	(€ in millions)
Operating profit	40.3	47.7
Depreciation of tangible assets	24.1	25.6
Amortisation of goodwill/(write back of negative goodwill)	(2.1)	(7.4)
Decrease/(increase) in stocks	0.1	12.3
Decrease/(increase) in debtors	(42.4)	(89.2)
(Decrease)/increase in creditors and provisions	9.3	35.8

Net cash flow from operating activities	29.3	24.8
Returns on investments and servicing of finance
Interest received	0.5	0.5
Interest and other financing charges paid	(22.2)	(30.8)

	(21.7)	(30.3)
Taxation paid	(0.6)	(3.0)
Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(6.6)	(13.1)
Acquisitions of businesses	(4.6)	—
Equity dividends paid	—	—

Net cash outflow before financing	(4.2)	(21.6)
Financing
Loan to associate undertaking	—	0.1
Capital repayment on finance leases	(0.3)	(0.8)

	(0.3)	(0.7)

Increase/(decrease) in cash	(4.5)	(22.3)

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

Equity
Shareholders Funds

(€ in millions)
At January 1, 2003	86.4
Retained profit for the current period	29.8
Currency translation differences	(13.8)

At March 31, 2003	102.4

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the “Company”), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol. With effect from January 1, 2001, the financial statements present the results of operations and financial position of Ineos Oxide, Ineos Fluor and Ineos Silicas. Ineos Fluor and Ineos Silicas were acquired on January 9, 2001. Our results of operations reflect the purchase of Ineos Fluor and Ineos Silicas from an effective acquisition date of January 1, 2001. The financial statements include the results of Ineos Phenol from May 23, 2001, the date on which it was acquired from Degussa AG.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (''UK GAAP’’).

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2002 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2. PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention and in accordance with the accounting policies set out in the Company’s Form 20-F for the year ended December 31, 2002. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3. SEGMENTAL INFORMATION

Class of business

The Company’s business comprises the production and distribution of intermediate and speciality chemicals and is made up of four business segments: Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month Period
	Ended March 31,

	2002	2003

	(€ in millions)
Turnover
Ineos Oxide	115.5	121.4
Ineos Fluor	73.6	71.0
Ineos Silicas	59.0	53.9
Ineos Phenol	250.5	403.2

	498.6	649.5

EBITDA
Ineos Oxide	19.9	16.8
Ineos Fluor	12.9	15.5
Ineos Silicas	9.7	8.9
Ineos Phenol	22.0	24.8

	64.5	66.0

Reconciliation of earnings before operating exceptional items, interest, taxation, depreciation and amortisation (‘EBITDA’) to operating profit:

	Three-Month Period
	Ended March 31,

	2002	2003

	(€ in millions)
EBITDA	64.5	66.0
Depreciation and amortisation	(22.0)	(18.2)
Exceptional restructuring costs	(2.2)	—

Operating profit (including share of operating profit of associate)	40.3	47.8

4. INCOME TAXES

The income tax charge for the three-month periods ended March 31, 2002 and 2003 is calculated based on the expected effective tax rate for the year.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5. INVENTORY

	December 31, 2002	March 31, 2003

	(€ in millions)
Raw materials and consumables	54.5	50.6
Work in progress	12.7	14.2
Finished products	95.2	81.6

	162.4	146.4

6. BORROWINGS

Long-term obligations as of December 31, 2002 and March 31, 2003 are as follows:

	December 31, 2002	March 31, 2003

	(€ in millions)
Senior Credit Agreement	623.2	614.6
101/2% Senior Notes	260.0	260.0
Unamortised debt issue costs	(21.4)	(20.5)

	861.8	854.1
Less: amounts falling due within one year	(77.9)	(79.4)

	783.9	774.7
Finance leases	2.2	2.2

	786.1	776.9

Senior Notes

On July 19, 2001, the Company issued €260 million in 101/2% Senior Notes due 2010 pursuant to a private offering. On June 21, 2002 the Company issued €260 million 101/2% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act of 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

The Senior Notes bear interest at 101/2% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any time prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price

2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time on or prior to August 1, 2004, the Company or the direct or indirect parent of the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the Indenture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggregate principal amount of Notes originally issued under the Indenture remain outstanding immediately after the occurrence of such redemption.

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €5.1 million (2002: €5.3 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A,” “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at March 31, 2003 were €614.6 million, of which €79.4 million is due within one year. The total amounts outstanding on Term Loan A were €309.1 million (2002: €312.4 million), Term Loan B were €172.4 million (2002: €172.4 million) and Term Loan C were €133.1 million (2002: €138.4 million).

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

Term Loan A is repayable in 12 semi-annual instalments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.25% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of Unamortised debt issue costs of €15.4 million (2002: €16.1 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

7. CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8. RECENT ACCOUNTING DEVELOPMENTS

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time recognition using the guidance provided by that standard. The Company is required to comply with SFAS 143 in its financial statements for the year ending December 31, 2003. The Company is currently assessing the impact of SFAS 143 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. RECENT ACCOUNTING DEVELOPMENTS (Continued)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 “Reporting Results of Operations.” This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending December 31, 2003. The provisions of this statement relating to sale-leaseback accounting became effective for the Company in the current fiscal year, the adoption of which had no impact on our results of operations or financial position. The provisions of this statement relating to the classification of gains or losses arising on debt extinguishment will become applicable for the Company for the year ending December 31, 2003 and the Company does not believe the financial statements will be materially affected by its adoption.

In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require Companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company does not have any immediate plans to initiate any activities in 2003 that would be included within the scope of this standard.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 , and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The Company is currently assessing the impact that the recognition and measurement requirements will have on future reporting.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46” or the “Interpretation”), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This consolidation model applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The effective date relating to implementation and disclosure requirements included in the Interpretation are for VIEs created before February 1, 2003, effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 and for VIEs created after January 31, 2003, effective immediately. The Company is currently assessing the impact of FIN 46 on its financial position and results of operations and does not believe the financials statements will be materially impacted by its adoption.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. RECENT ACCOUNTING DEVELOPMENTS (Continued)

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is currently analysing the impact of this Statement but does not believe that it will have a material impact on its results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company is currently analysing the impact of this Statement.

FORWARD-LOOKING STATEMENTS

The Company includes “forward-looking statements,” within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	Raw material costs or supply arrangements;

•	Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

•	Our ability to retain existing customers and obtain new customers;

•	Our ability to develop new products and technologies successfully;

•	The cyclical and highly competitive nature of our businesses;

•	Risks related to environmental costs, liabilities or claims; and

•	Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “will,” “should,” “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings — Results of Operations

The results of operations of Ineos Group Holdings for the three-month period ended March 31, 2002 include the results of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol as well as the results of the acetate esters business acquired by Ineos Oxide from BP Belgium on March 1, 2002 for the period March 1, 2002 to March 31, 2002. The results of Ineos Group Holdings for the three-month period ended March 31, 2003 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month periods ended March 31, 2002 and 2003 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

		Three-Month Period Ended
		March 31,

	2002		2003

	€m	%	€m	%

Turnover	498.6	100.0	649.5	100.0
Cost of sales	(404.8)	(81.2)	(551.5)	(84.9)

Gross profit	93.8	18.8	98.0	15.1
Distribution costs	(38.1)	(7.6)	(38.6)	(6.0)
Administrative expenses	(13.2)	(2.6)	(11.7)	(1.8)
Exceptional administrative expenses	(2.2)	(0.4)	—	—

Operating profit	40.3	8.2	47.7	7.3
Share of operating profit of associate	—	—	0.1	—
Net interest payable	(15.7)	(3.1)	(15.2)	(2.3)

Profit on ordinary activities before taxation	24.6	5.1	32.6	5.0
Taxation	(7.1)	(1.4)	(2.8)	(0.4)

Profit on ordinary activities after taxation	17.5	3.7	29.8	4.6

Three-Month Period Ended March 31, 2003, Compared to Three-Month Period Ended March 31, 2002

Turnover

Turnover increased by €150.9 million, approximately 30.3% to €649.5 million in 2003 as compared to €498.6 million in 2002. This increase reflects an increase of volumes sold for intermediate chemicals in the Ineos Phenol business segment. Ineos Phenol has also experienced significant price increases in line with the increases in market prices for its products.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cost of sales

Cost of sales increased by €146.7 million, approximately 36.2% to €551.5 million in 2003 as compared to €404.8 million in 2002. This increase reflects increased sales volumes in the intermediate business segment of Ineos Phenol. Ineos Phenol has also experienced significantly increased raw material prices in line with the increase in market prices for benzene and propylene.

Gross profit

Gross profit increased by €4.2 million approximately 4.5% to €98.0 million in 2003 as compared to €93.8 million in 2002. This increase primarily reflects the increased volumes sold in the Ineos Phenol business segment.

Distribution costs

Distribution costs increased by €0.5 million approximately 1.3% to €38.6 million in 2003 as compared to €38.1 million in 2002. This increase reflects the increase in volumes sold of intermediate and speciality chemicals, together with increased levels of speciality products sold by the Ineos Oxide business segment which tend to incur higher distribution charges.

Administrative expenses

Administrative expenses decreased by €1.5 million approximately 11.4% to €11.7 million in 2003 as compared to €13.2 million in 2002. This decrease is primarily due to the impact of lower costs incurred as a result of a number of fixed cost saving projects across the group.

Exceptional administrative expenses

Exceptional administrative expenses were €nil million in 2003 compared to €2.2 million in 2002. These expenses primarily reflect severance costs incurred in 2002 in connection with our ongoing business reorganisations in Ineos Phenol and Ineos Silicas.

Operating profit

Operating profit increased by €7.4 million approximately 18.4% to €47.7 million in 2003 compared to €40.3 million in 2002. This increase primarily reflects the increased volumes sold in Ineos Phenol, together with a reduction in the restructuring charges incurred in 2003 compared to 2002.

Net interest payable

Net interest payable decreased by €0.5 million approximately 3.2% to €15.2 million in 2003 as compared to €15.7 million in 2002. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2003 compared to 2002 as a result of scheduled and voluntary debt repayments.

Profit on ordinary activities before taxation

Profit on ordinary activities increased by €8.0 million, approximately 32.5% to €32.6 million in 2003 as compared to €24.6 million in 2002. This increase primarily reflects increased volumes sold in Ineos Phenol, together with a reduction in the exceptional restructuring charges incurred in 2003 compared to 2002.

Taxation

Taxation decreased by €4.3 million approximately 60.6% to €2.8 million in 2003 as compared to €7.1 million in 2002. The effective tax rate in 2003 reflects the anticipated rate for the year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation increased by €12.3 million, approximately 70.3% to €29.8 million in 2003 as compared to €17.5 million in 2002. This increase primarily reflects increased volumes sold in Ineos Phenol, together with a reduction in the exceptional restructuring charges incurred in 2003 compared to 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Oxide

The following table sets forth, for the three-month period ended March 31, 2002 and 2003, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

		Three-Month Period
		Ended March 31,

	2002		2003

	€m	%	€m	%

Turnover	115.5	100.0	121.4	100.0
Cost of sales	(84.7)	(73.3)	(94.1)	(77.5)

Gross profit	30.8	26.7	27.3	22.5
Distribution costs	(11.2)	(9.7)	(12.0)	(9.9)
Administrative expenses	(3.2)	(2.8)	(1.6)	(1.3)

Operating profit	16.4	14.2	13.7	11.3

EBITDA	19.9	17.2	16.8	13.8

Three-Month Period Ended March 31, 2003, Compared to Three-Month Period Ended
March 31, 2002

Turnover

Turnover increased by €5.9 million, approximately 5.1%, to €121.4 million for the three-month period ended March 31, 2003, as compared to €115.5 million for the same period in 2002. The average of the North Western European price for EO as per ICIS LOR increased to €942 per tonne for the three-month period ended March 31, 2003 compared to €879 per tonne for the same period in 2002, whereas the European Contract Price for monoethylene glycol (MEG) increased to €605 per tonne for the three-month period ended March 31, 2003 compared to €450 per tonne for the same period in 2002.

Cost of sales

Cost of sales increased by €9.4 million, approximately 11.1% to €94.1 million for the three-month period ended March 31, 2003 compared to €84.7 million for the same period in 2002. This increase primarily reflects the increased ethylene price partly offset by decreased sales volumes in the speciality and intermediate businesses.

The European Contract Price for ethylene referenced by ICIS increased to €575 per tonne for the three-month period ended March 31, 2003 compared to €473 per tonne for the same period in 2002.

Gross profit

Gross profit decreased by €3.5 million approximately 11.4%, to €27.3 million for the three-month period ended March 31, 2003 as compared to €30.8 million for the same period in 2002. This was largely due to the need to buy significantly more product than planned on a time-swap basis (to be returned later in the year) in order to honour contractual commitments jeopardised by low production rates associated with the three week Force Majeure in February/March at Antwerp and the three week planned shutdown in March for the expansion of the EO unit to 420,000 tonnes per annum and a recatylisation. Lower margins in the US businesses also contributed to the lower than planned gross profit due to a lag between product pricing and raw material costs in that market; the increase in US ethylene costs was bolstered by a severe gas cost spike in March.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Distribution costs

Distribution costs increased by €0.8 million, approximately 7.1%, to €12.0 million for the three-month period ended March 31, 2003, compared to €11.2 million for the same period in 2002. This slight increase reflects the change in mixture of products sold: the distribution of specialisation products has increased and the distribution of intermediates has decreased, so that on average smaller quantities of higher value products are sold, thereby incurring higher distribution costs.

Administrative expenses

Administrative expenses decreased by €1.6 million, approximately 50%, to €1.6 million for the three-month period ended March 31, 2003, as compared to €3.2 million for the same period in 2002. This decrease reflects the impact of other income recorded in the first quarter of 2003 for an amount of €1.4 million for insurance proceeds for business interruption of the ENB unit, together with strict cost control during the period.

Operating profit and EBITDA

Operating profit decreased by €2.7 million, approximately 16.5%, to €13.7 million for the three-month period ended March 31, 2003, as compared to €16.4 million for the same period in 2002. EBITDA decreased by €3.1 million, approximately 15.6%, to €16.8 million for the three-month period ended March 31, 2003, as compared to €19.9 for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Phenol

The following table sets forth, for the three-month period ended March 31, 2002 and 2003, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover.

		Three-Month Period Ended
		March 31,

	2002		2003

	€m	%	€m	%

Turnover	250.5	100.0	403.2	100.0
Cost of Sales	(224.2)	(89.5)	(370.3)	(91.8)

Gross profit	26.3	10.5	32.9	8.2
Distribution costs	(15.4)	(6.1)	(15.8)	(3.9)
Administrative expenses	3.0	1.2	2.2	0.5
Exceptional administrative expenses	(0.8)	(0.3)	—	—

Operating profit	13.1	5.3	19.3	4.8

EBITDA	22.0	8.8	24.8	6.2

Three-Month Period Ended March 31, 2003, Compared to Three-Month Period Ended
March 31, 2002

Turnover

Turnover increased by €152.7 million, approximately 61.0%, to €403.2 million for the three-month period ended March 31, 2003, as compared to €250.5 million for the same period in 2002. This increase reflects increased sales volume and increased sales prices for phenol and acetone in Europe and in the US.

Western European phenol and acetone prices (per CMAI) increased to €762 per metric tonne and €663 per metric tonne, respectively for the three month period ended March 31, 2003, as compared to €430 per metric tonne and €440 per metric tonne, respectively, for the same period in 2002. US phenol and acetone prices (per CMAI) increased to $827 per metric tonne and $485 per metric tonne, respectively, for the three-month period ended March 31, 2003, as compared to $588 per metric tonne and $305 per metric tonne, respectively, for the same period in 2002.

Cost of sales

Cost of sales increased by €146.1 million, approximately 65.2%, to €370.3 million for the three-month period ended March 31, 2003, as compared to €224.2 million for the same period in 2002. This increase reflects increased raw material costs and increased trade activities in the benzene market.

Western European benzene and propylene contract prices (per CMAI) increased to €455 per metric tonne and €520 per metric tonne, respectively, for the three-month period ended March 31, 2003, as compared to €238 per metric tonne and €365 per metric tonne, respectively, for the same period in 2002. US benzene and propylene contract prices (per CMAI) increased to $535 per metric tonne and $533 per metric tonne, respectively, for the three-month period ended March 31, 2003, as compared to $257 per metric tonne and $325 per metric tonne, respectively, for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by €6.6 million, approximately 25.1%, to €32.9 million in the three-month period ended March 31, 2003, as compared to €26.3 million for the same period in 2002. This increase reflects the increase in sales volume as well as increased sales prices, more than offsetting increased raw material costs.

Distribution costs

Distribution costs increased by €0.4 million, approximately 2.6%, to €15.8 million for the three-month period ended March 31, 2003, as compared to €15.4 million for the same period in 2002. This increase is mainly due to increased sales volumes from Europe to the US. Higher sales to the US in the first quarter 2003, compared to the same period in 2002, were made in order to fulfil customer commitments after the Mobile plant was partly destroyed by a fire in September 2002. Although the plant started production at the end of December 2002, distribution costs for remaining shipments were also incurred in the first quarter of 2003.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, increased by €0.8 million, approximately 26.7%, to a credit of €2.2 million for the three-month period ended March 31, 2003, as compared to a credit of €3.0 million for the same period in 2002. This increase mainly reflects a decrease of the amortisation of negative goodwill to €5.2 million for the three-month period ended March 31, 2003, as compared to €5.8 million for the same period in 2002.

Exceptional administrative expenses

Exceptional administrative expenses decreased by €0.8 million to €nil million for the three-month period ended March 31, 2003, as compared to €0.8 million for the same period in 2002. These expenses primarily reflect severance costs in 2002 incurred in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

Operating profit and EBITDA

Operating profit increased by €6.2 million, approximately 47.3%, to €19.3 million for the three-month period ended March 31, 2003, as compared to €13.1 million for the same period in 2002. This increase primarily reflects higher sales volumes and higher sales prices, only partially offset by increased raw material costs, increased distribution costs and the decreased amortisation of negative goodwill.

EBITDA increased by €2.8 million, approximately 12.7%, to €24.8 million for the three-month period ended March 31, 2003, as compared to €22.0 million for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Fluor

The following table sets forth, for the three-month period ended March 31, 2002 and 2003, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

		Three-Month Period Ended
		March 31,

	2002		2003

	€m	%	€m	%

Turnover	73.6	100.0	71.0	100.0
Cost of sales	(57.7)	(78.4)	(53.4)	(75.2)

Gross profit	15.9	21.6	17.6	24.8
Distribution costs	(5.6)	(7.6)	(5.1)	(7.2)
Administrative expenses	(2.7)	(3.6)	(2.7)	(3.8)
Exceptional administrative expenses	(0.2)	(0.3)	—	—

Operating profit	7.4	10.1	9.8	13.8

EBITDA	12.9	17.5	15.5	21.8

Three-Month Period Ended March 31, 2003 Compared to Three-Month Period Ended
March 31, 2002

Turnover

Turnover decreased by €2.6 million, approximately 3.5%, to €71.0 million for the three-month period ended March 31, 2003, as compared to €73.6 million for the same period in 2002. The decrease reflects increased sales volumes of HFC 134a offset by a stronger Euro when compared to the US dollar and Japanese yen.

Cost of sales

Cost of sales decreased by €4.3 million, approximately 7.5%, to €53.4 million for the three-month period ended March 31, 2003, as compared to €57.7 million for the same period in 2002. The reduction is due primarily to the increased benefits from the UK Government’s emissions programme, as well as increased benefits from exchange created by a stronger Euro when compared to the US dollar and Japanese yen.

Gross profit

Gross profit increased by €1.7 million, approximately 10.7%, to €17.6 million for the three-month period ended March 31, 2003, as compared to €15.9 million for the same period in 2002. Average product gross margins decreased primarily due to lower selling prices offset by monies receivable under the UK Government’s CO2 emissions reduction programme.

Distribution costs

Distribution costs decreased by €0.5 million, approximately 8.9%, to €5.1 million for the three-month period ended March 31, 2003, as compared to €5.6 million for the same period in 2002. This decrease mainly reflects the exchange effect of the Euro.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses, including research and development activities and other operating income, remained unchanged at €2.7 million for the three-month period ended March 31, 2003, as compared to the same period in 2002.

Exceptional administrative expenses

Exceptional administrative expenses were €nil million for the three-month period ended March 31, 2003 as compared to €0.2 million for the same period in 2002. These costs in 2002 primarily reflect severance payments incurred in connection with our business restructuring.

Operating profit and EBITDA

Operating profit increased by €2.4 million, approximately 32.4%, to €9.8 million for the three-month period ended March 31, 2003, as compared to €7.4 million for the same period in 2002.

EBITDA increased by €2.6 million, approximately 20.2%, to €15.5 million for the three-month period ended March 31, 2003, as compared to €12.9 million for the same period in 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Silicas

The following tables sets forth, for the three-month period ended March 31, 2002 and 2003, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Month Period Ended
		March 31,

	2002		2003

	€m	%	€m	%

Turnover	59.0	100.0	53.9	100.0
Cost of sales	(38.2)	(64.7)	(33.7)	(62.5)

Gross profit	20.8	35.3	20.2	37.5
Distribution costs	(5.9)	(10.0)	(5.7)	(10.6)
Administrative expenses	(10.3)	(17.5)	(9.6)	(17.8)
Exceptional administrative expenses	(1.2)	(2.0)	—	—

Operating profit	3.4	5.8	4.9	9.1

EBITDA	9.7	16.4	8.9	16.5

Three-Month Period ended March 31, 2003, Compared to Three-Month Period Ended
March 31, 2002

Turnover

Turnover decreased by €5.1m, approximately 8.6%, to €53.9m for the three-month period ended March 31, 2003, as compared to €59.0m for the same period in 2002. Sales of zeolites into Europe increased in 2003, although this increase was offset by lower silicate sales. Underlying sales of silicas increased slightly in 2003. Exchange rate movements in 2003 compared to 2002 had a negative impact on turnover. Excluding the effect of exchange translation, turnover increased by 1.3%.

Cost of sales

Cost of sales decreased by €4.5m, approximately 11.8%, to €33.7m for the three-month period ended March 31, 2003, as compared to €38.2m for the same period in 2002. Most of the decrease was due to the impact of exchange rates, although there were underlying savings of approximately 2.0%.

Gross profit

Gross profit decreased by €0.6m, approximately 2.9%, to €20.2m for the three-month period ended March 31, 2003, as compared to €20.8m for the same period in 2002, as a result of lower turnover.

Distribution costs

Distribution costs decreased by €0.2m, approximately 3.4%, to €5.7m for the three-month period ended March 31, 2003, as compared to €5.9m for the same period in 2002. Underlying distribution costs actually increased slightly, reflecting the underlying increase in volumes and turnover, although the impact of exchange rate translation lessened the impact.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses decreased by €0.7m, approximately 6.8%, to €9.6m for the three-month period ended March 31, 2003, as compared to €10.3m for the same period in 2002, mainly as a result of exchange rate translation.

Exceptional administrative expenses

Exceptional administrative expenses in 2003 were €nil, compared to €1.2m in 2002. These costs in 2002 primarily reflect severance payments in connection with our business restructuring.

Operating profit and EBITDA

Operating profit increased by €1.5m, approximately 44.1%, to €4.9m for the three-month period ended March 31, 2003, as compared to €3.4m for the same period in 2002. Excluding exceptional administrative expenses, operating profit increased by €0.3m, approximately 6.5%, to €4.9m in 2003, as compared to €4.6m in 2002.

EBITDA decreased by €0.8 million, approximately 8.2% to €8.9 million in 2003 as compared to €9.7 million in 2002.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €24.8 million for the period from January 1, 2003 to March 31, 2003, compared to an inflow of €29.3 million for the three months ended March 31, 2002. This decrease was due to improved profitability offset by an increase in working capital as the Mobile phenol plant went back into full production.

Interest payments of €30.8 million were made in the three months ended March 31, 2003 (€22.2 million in the three months ended March 31, 2002). This consisted of €16.4 million of senior debt interest and €13.7 million of senior notes interest plus other sundry interest payments.

The Company held net cash balances of €85.2 million as at March 31, 2003, and had no drawings under the €75 million revolving credit facility. Net debt as at March 31, 2003 was €772.4 million (December 31, 2002: €757.3 million).

Capital expenditure incurred during the three months ended March 31, 2003 was €6.5 million analysed as follows:

(€ in millions)

Ineos Oxide	2.1
Ineos Phenol	1.6
Ineos Fluor	1.0
Ineos Silicas	1.8

6.5

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 30, 2003.

INEOS GROUP HOLDINGS PLC Registrant Issuer

/s/ John Reece John Reece Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 30, 2003.

INEOS HOLDINGS PLC Registrant Issuer

/s/ John Reece John Reece Director